

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2011

Via E-mail
Geoffrey Eisenberg
Chief Executive Officer
West Marine, Inc.
500 Westridge Drive
Watsonville, CA 95076-4100

  Re: West Marine, Inc.
     Form 10-K for the Fiscal Year Ended January 1, 2011
     Filed March 14, 2011
     File No. 000-22512

Dear Mr. Eisenberg:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 1, 2011

Notes to Consolidated Financial Statements, page 43

Note 1: Summary of Significant Accounting Policies, page 43

Revenue Recognition, page 46

1. You disclose that you recognize revenue "when merchandise shipped from a warehouse is received by the customer, based upon the estimated date of receipt by the customer." Please tell us how your revenue recognition is impacted when the "actual date of receipt" is after the "estimated date of receipt." In doing so, please describe your cutoff procedures at each period end.

2. You disclose on page 2 under the heading "Direct Sales Segment" that in certain cases
    products are shipped directly from the vendor to the customer. Please describe to us in more
    detail the instances in which goods are shipped directly from the vendor to the customer, and
    tell us how often this occurs. Also tell us if in these circumstances your revenue recognition
    policy changes from gross recognition of revenue and cost of sales to net recognition. Refer
    to ASC 605-45-45.

West Advantage Customer Loyalty Programs, page 46

3. We read that a liability is recognized and included in accrued liabilities and recorded as a
    reduction of revenue at the time the points are earned and/or certificates are issued. With
    reference to ASC 605-50-25-7, please explain to us in more detail the circumstances in which
    you do not recognize a liability and corresponding reduction of revenue until the certificates
    are issued. Please consider revising your accounting policy in future filings to clarify this
    matter to your readers.

Note 3: Store Closures and Other Restructuring Costs, page 52

4. We note your disclosure in this footnote that you closed 24 stores in fiscal 2008, and we note
    from page 1 that you closed 18 stores in fiscal 2010. We also note your statement that the
    closures in fiscal 2008 did not collectively represent a segment, reporting unit, subsidiary or
    asset group and therefore were not considered discontinued operations. We have the
    following comments:

    - Please explain to us in more detail why closed stores are not presented in your financial
      statements as discontinued operations. In doing so, please explain in detail why the store
      level is not the lowest level within your Stores segment for which identifiable cash flows
      are largely independent of the cash flows of other groups of assets and liabilities.

    - Please explain to us in detail the level at which you test your long-lived assets for
      impairment and how you determined that such asset grouping complied with GAAP.

Note 7: Commitments and Contingencies, page 55

5. We note the disclosure surrounding your belief that the disposition of contingency matters
    that are pending or asserted, individually or in the aggregate, will not have a material adverse
    effect on future financial results. Please reconcile this with ASC 450-20-50-4 that requires
    disclosure of an estimate of the possible loss or range of loss or a statement that such an
    estimate cannot be made. In this regard, please tell us whether you believe that reasonably
    possible losses in excess of currently accrued amounts are not material to your financial
    statements. If this is the case, please revise your disclosure to state this more explicitly.
    Alternatively, please disclose the reasonably possible loss or range of loss in excess of any
    accrued amounts, or clearly state that such an estimate cannot be made.

Note 10: Segment Information, page 59

6. We note that you have three reportable segments: Stores, Port Supply (wholesale) and Direct Sales (internet and call center). Please provide us with your analysis of whether you have operating segments below these reportable segments, particularly for your Stores segment. In doing so, describe in reasonable detail the level of financial information that is provided to your chief operating decision maker, and specifically address in your response how you considered whether each store is an operating segment or whether the different formats for your stores represent operating segments. If you are aggregating operating segments into your Stores reportable segment, please disclose this fact consistent with the guidance in ASC 280-10-50-21(a).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or me at (202) 551-3737 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief